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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ENDO Pharmaceuticals Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class Securities)

29264F205
(CUSIP Number)

D.E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
212-446-2300

July 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264F205
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw Shaw Composite Portfolios, L.L.C. FEIN 13-4152438
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 4,388,158
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,388,158
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,158
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 3.3%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29264F205
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,999,800
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,999,800
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,800[1]
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 2.2%
	14	Type of Reporting Person (See Instructions) OO

1The 2,999,800 Common Shares set forth above include (a) 2,974,800 Common Shares owned by Valence and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No. 29264F205
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw Synoptic Portfolios 2, L.L.C. FEIN 20-4229475
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 819
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 819
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 819
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 0.0%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29264F205
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw & Co., L.L.C. FEIN 13-3799946
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 4,388,977
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,388,977
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,977
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 3.3%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29264F205
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw & Co., L.P. FEIN 13-3695715
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 7,492,210
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,544,410
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,544,410
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 5.6%
	14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 29264F205
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 7,492,210
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,544,410
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,544,410
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 5.6%
	14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the “Common Shares”) of ENDO Pharmaceuticals Holdings Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 100 Endo Blvd, Chadds Ford, PA 19317.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Composite Portfolios, L.L.C., a Delaware limited liability company (“Composite), D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Synoptic Portfolios 2, L.L.C., a Delaware limited liability company (“Synoptic”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Composite, Valence, Synoptic, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”).  The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c) The principal business of Composite is that of a limited liability company focusing primarily on multiple investment strategies.  The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies.  The principal business of Synoptic is that of a limited liability company focusing primarily on equity-related investment strategies.  None of Composite, Valence, or Synoptic has any executive officers or directors.  The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Composite and Synoptic.  The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Composite, Valence, and Synoptic.  DESCO LP is also the managing member to certain entities, including, without limitation, Valence and D. E. Shaw Investment Management, L.L.C. (“DESIM LLC”).  D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP.  D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC.  David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In acquiring $4,388,158 Common Shares owned by Composite, Composite expended approximately $138,182,745 (excluding commissions) of its working capital.  In acquiring 2,974,800 Common Shares owned by Valence, Valence expended approximately $98,014,838 (excluding commissions) of its working capital.  In acquiring listed call options exercisable for 25,000 Common Shares, Valence expended approximately $117,500 (excluding commissions) of its working capital.  In acquiring 819 Common Shares owned by Synoptic, Synoptic expended approximately $27,477 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction

Composite, Valence, and Synoptic made the purchases noted in Item 3 above for investment purposes.  Composite, Valence, and Synoptic will review their investments in the Common Shares from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Composite, Valence, and Synoptic may determine to:

● acquire additional Common Shares through open market purchases or otherwise;

● sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise; or

● otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

As part of Composite’s, Valence’s, and Synoptic’s ongoing review of their investments in the Common Shares, Composite, Valence, and Synoptic will from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Without limiting the generality of the foregoing, Composite has sent a letter to Mr. Peter Lankau, the Chief Executive Officer of the Issuer, dated July 27, 2007 (the “Issuer Letter”), expressing certain concerns with respect to the current share price of the Common Shares.  The Reporting Persons believe that the true value of the Common Shares is being discounted due to (a) an inefficient capital structure at the Issuer, in the form of net cash on hand retained for a potential strategic acquisition transaction, (b) the Issuer’s publicly stated intention to diversify away from pain management through a strategic acquisition transaction, and (c) the perceived risk of genericization of the Issuer’s drug Lidoderm.  The Reporting Persons believe that more effectively deploying the Issuer’s net cash position in the near-term could substantially improve its present and future valuation with no risk of impairing the ability to pursue a future acquisition transaction.  The Reporting Persons believe the company should consider strategic alternatives prior to pursuing a transaction to diversify beyond pain management.  The Reporting Persons also believe that the risk of genericization to Lidoderm’s business is overstated.

The Reporting Persons have attached the Issuer Letter to this Schedule 13D as Exhibit 4.

Based on the above-referenced Issuer Letter and other discussions or inquiries that Composite, Valence, and Synoptic may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Composite, Valence, and Synoptic may determine to pursue various strategic alternatives in respect of their investments in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

● forming and conducting potential strategic developments and plans related to the Issuer;

● seeking representation on the Board of Directors of the Issuer;

●
making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

● seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

● restructuring and effecting other significant transactions with respect to the Issuer;

● participating in a “going-private” transaction;

● taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

● providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Composite, Valence, and Synoptic or any other Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007, there were 133,773,371 Common Shares issued and outstanding as of March 31, 2007.  The 4,388,158 beneficially owned by Composite (the “Composite Shares”) represent approximately 3.3% of the Common Shares issued and outstanding.  The 2,999,800 beneficially owned by Valence (the “Valence Shares”) represent approximately 2.2% of the Common Shares issued and outstanding.[2]  The 819 Common Shares beneficially owned by Synoptic (the “Synoptic Shares”) represent approximately 0.0% of the Common Shares issued and outstanding.  The 7,544,410 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 5.6% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Composite Shares, (ii) the Valence Shares, (iii) the Synoptic Shares, and (iv) 155,633 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Composite has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Composite Shares.  Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  Synoptic has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Synoptic Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 103,433 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 52,200 of the DESIM Shares.  Composite disclaims beneficial ownership of the Common Shares beneficially owned by Valence, Synoptic, and DESIM LLC; Valence disclaims beneficial ownership of the Common Shares beneficially owned by Composite, Synoptic, and DESIM LLC; Synoptic disclaims beneficial ownership of the Common Shares beneficially owned by Composite, Valence, and DESIM LLC; and DESIM LLC disclaims beneficial ownership of the Common Shares beneficially owned by Composite, Valence, and Synoptic.

DESCO LP, as managing member and investment adviser of Valence, investment adviser of Composite and Synoptic, and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares, the Valence Shares, and the Synoptic Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 103,433 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 52,200 of the DESIM Shares.  DESCO LLC, as Composite’s and Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Synoptic Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Synoptic Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares, the Valence Shares, and the Synoptic Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 103,433 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 52,200 of the DESIM Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Composite Shares, the Valence Shares, the Synoptic Shares, and the DESIM Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence and the investment adviser of Composite, Synoptic and DESIM, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Composite and Synoptic, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares, the Valence Shares and the Synoptic Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of), 103,433 of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 52,200 of the DESIM Shares.  David E. Shaw disclaims beneficial ownership of the Composite Shares, the Valence Shares, the Synoptic Shares, and the DESIM Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

2The 2,999,800 Common Shares set forth above include (a) 2,974,800 Common Shares owned by Valence and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Price per Share	Number of Shares Purchased/ (Sold)
Synoptic	5/29/2007	$33.72	(25)
Synoptic	5/29/2007	$33.86	12
Synoptic	5/29/2007	$33.91	13
Synoptic	5/30/2007	$33.60	(33)
Synoptic	5/30/2007	$33.63	(200)
Synoptic	5/30/2007	$33.81	243
Composite	5/31/2007	$35.00	(10,000)
Composite	5/31/2007	$35.04	(38,200)
Composite	5/31/2007	$35.14	(10,000)
Composite	5/31/2007	$35.24	(11,800)
Composite	5/31/2007	$35.32	(120,000)
DESIM LLC	5/31/2007	$34.70	3,400
Synoptic	5/31/2007	$34.69	88
Synoptic	5/31/2007	$34.72	(200)
Synoptic	5/31/2007	$34.80	(83)
Valence	5/31/2007	$34.93	(23,800)
Valence	5/31/2007	$34.99	(23,800)
Valence	5/31/2007	$35.05	(23,800)
Valence	5/31/2007	$35.11	(23,800)
Valence	5/31/2007	$35.18	(65,300)
Valence	5/31/2007	$35.29	(100,000)
Valence	5/31/2007	$35.32	(391,800)
DESIM LLC	6/1/2007	$34.93	(1,200)
DESIM LLC	6/1/2007	$34.94	(3,100)
DESIM LLC	6/1/2007	$34.96	(1,100)
DESIM LLC	6/1/2007	$34.99	(1,500)
DESIM LLC	6/1/2007	$35.06	(300)
DESIM LLC	6/1/2007	$35.07	(300)
Synoptic	6/1/2007	$35.00	28
Valence	6/1/2007	$34.87	638
Valence	6/1/2007	$34.89	500
Valence	6/1/2007	$34.90	3,100
Valence	6/1/2007	$34.91	1,400
Valence	6/1/2007	$34.94	500
Valence	6/1/2007	$34.98	300
Valence	6/1/2007	$34.99	200
Valence	6/4/2007	$34.73	(400)
Valence	6/4/2007	$34.74	(300)
Valence	6/4/2007	$34.78	(300)
Valence	6/4/2007	$34.82	(300)
Valence	6/4/2007	$34.83	(1,000)
Valence	6/4/2007	$34.84	(800)
Valence	6/4/2007	$34.86	(300)
Valence	6/4/2007	$34.87	(400)
Valence	6/4/2007	$34.89	(600)
Valence	6/4/2007	$34.90	(700)
Valence	6/4/2007	$34.91	(1,000)
Valence	6/4/2007	$34.95	(900)
Valence	6/4/2007	$34.96	(300)
Valence	6/4/2007	$34.98	(522)
Valence	6/4/2007	$34.99	(500)
Valence	6/4/2007	$35.00	(1,400)
Valence	6/4/2007	$35.02	(300)
Valence	6/4/2007	$35.04	(900)
Valence	6/4/2007	$35.05	(200)
Composite	6/7/2007	$34.21	100,000
Synoptic	6/7/2007	$34.16	(84)
Synoptic	6/7/2007	$34.17	186
Valence	6/7/2007	$33.94	(300)
Valence	6/7/2007	$33.95	(1,300)
Valence	6/7/2007	$34.23	(900)
Valence	6/7/2007	$34.31	(600)
Valence	6/7/2007	$34.32	(600)
Valence	6/7/2007	$34.37	(600)
Valence	6/7/2007	$34.38	(600)
Valence	6/7/2007	$34.40	(600)
Valence	6/7/2007	$34.41	(400)
Valence	6/7/2007	$34.43	(700)
Valence	6/7/2007	$34.46	(500)
Valence	6/7/2007	$34.47	(100)
Valence	6/7/2007	$34.49	(1,900)
Valence	6/7/2007	$34.50	(1,400)
Valence	6/7/2007	$34.51	(600)
Composite	6/8/2007	$33.94	100,000
Synoptic	6/8/2007	$34.01	(90)
Valence	6/8/2007	$33.83	(300)
Valence	6/8/2007	$33.84	(300)
Valence	6/8/2007	$33.85	(1,100)
Valence	6/8/2007	$33.87	(300)
Valence	6/8/2007	$33.88	(2,200)
Valence	6/8/2007	$33.89	(1,800)
Valence	6/8/2007	$33.90	(1,794)
Valence	6/8/2007	$33.91	(1,000)
Valence	6/8/2007	$33.92	(600)
Valence	6/8/2007	$33.95	(500)
Valence	6/8/2007	$33.96	(800)
Valence	6/8/2007	$33.97	(600)
Valence	6/8/2007	$33.98	(700)
Valence	6/8/2007	$33.99	(1,200)
Valence	6/8/2007	$34.00	(400)
Valence	6/8/2007	$34.02	(100)
Valence	6/8/2007	$34.04	(500)
Valence	6/8/2007	$34.09	(400)
Composite	6/11/2007	$33.94	100,000
Composite	6/12/2007	$33.92	100,000
Valence	6/12/2007	$33.84	(13,500)
Synoptic	6/13/2007	$34.15	(400)
Synoptic	6/14/2007	$34.29	(179)
Synoptic	6/14/2007	$34.35	293
Synoptic	6/14/2007	$34.59	170
Valence	6/14/2007	$34.41	500
Valence	6/14/2007	$34.42	300
Valence	6/14/2007	$34.44	200
Valence	6/14/2007	$34.46	300
Valence	6/14/2007	$34.49	600
Valence	6/14/2007	$34.51	800
Valence	6/14/2007	$34.53	400
Valence	6/14/2007	$34.54	400
Valence	6/14/2007	$34.57	100
Valence	6/14/2007	$34.60	900
Valence	6/14/2007	$34.61	800
Valence	6/14/2007	$34.62	500
Valence	6/14/2007	$34.63	1,600
Valence	6/14/2007	$34.65	900
Valence	6/14/2007	$34.66	400
Valence	6/14/2007	$34.69	700
Synoptic	6/15/2007	$34.35	200
Synoptic	6/15/2007	$34.39	16
Synoptic	6/15/2007	$34.42	(100)
Synoptic	6/15/2007	$34.53	(80)
Valence	6/15/2007	$34.40	13,700
Valence	6/15/2007	$34.44	1,500
Valence	6/15/2007	$34.46	2,900
Valence	6/15/2007	$34.48	1,000
Valence	6/15/2007	$34.56	2,100
Valence	6/15/2007	$34.57	700
Valence	6/15/2007	$34.58	2,400
Valence	6/15/2007	$34.59	500
Synoptic	6/18/2007	$34.86	181
Synoptic	6/18/2007	$34.87	(97)
Synoptic	6/18/2007	$34.94	8
Synoptic	6/18/2007	$34.96	100
Valence	6/18/2007	$34.66	900
Valence	6/18/2007	$34.67	3,000
Valence	6/18/2007	$34.69	1,300
Valence	6/18/2007	$34.71	1,400
Valence	6/18/2007	$34.73	200
Valence	6/18/2007	$34.74	100
Valence	6/18/2007	$34.77	200
Valence	6/18/2007	$34.80	1,300
Valence	6/18/2007	$34.82	300
Valence	6/18/2007	$34.84	1,700
Valence	6/18/2007	$34.85	1,900
Valence	6/18/2007	$34.86	1,000
Valence	6/18/2007	$34.90	600
Valence	6/18/2007	$34.91	1,500
Valence	6/18/2007	$34.92	1,800
Valence	6/18/2007	$34.95	600
Valence	6/18/2007	$34.96	1,600
Valence	6/18/2007	$34.97	2,000
Valence	6/18/2007	$34.99	300
Valence	6/18/2007	$35.01	550
Valence	6/18/2007	$35.02	2,710
Valence	6/18/2007	$35.03	1,200
Valence	6/18/2007	$35.07	400
Valence	6/18/2007	$35.10	300
Valence	6/18/2007	$35.12	700
Valence	6/18/2007	$35.14	1,500
Valence	6/18/2007	$35.15	1,300
Valence	6/18/2007	$35.17	300
Valence	6/18/2007	$35.19	900
Valence	6/18/2007	$35.23	200
Valence	6/18/2007	$35.24	1,300
Valence	6/18/2007	$35.25	300
Valence	6/18/2007	$35.27	700
Valence	6/18/2007	$35.30	900
Valence	6/18/2007	$35.32	700
Synoptic	6/19/2007	$34.50	(79)
Synoptic	6/19/2007	$34.90	(100)
Valence	6/19/2007	$34.23	700
Valence	6/19/2007	$34.25	2,200
Valence	6/19/2007	$34.26	400
Valence	6/19/2007	$34.29	1,300
Valence	6/19/2007	$34.30	600
Valence	6/19/2007	$34.33	1,900
Valence	6/19/2007	$34.35	900
Valence	6/19/2007	$34.40	800
Valence	6/19/2007	$34.46	445
Valence	6/19/2007	$34.47	1,400
Valence	6/19/2007	$34.50	2,158
Valence	6/19/2007	$34.52	600
Valence	6/19/2007	$34.53	500
Valence	6/19/2007	$34.54	500
Valence	6/19/2007	$34.55	600
Valence	6/19/2007	$34.57	2,000
Valence	6/19/2007	$34.58	3,400
Valence	6/19/2007	$34.72	300
Valence	6/19/2007	$34.73	800
Valence	6/19/2007	$34.78	500
Valence	6/19/2007	$34.79	1,400
Valence	6/19/2007	$34.85	2,100
Valence	6/19/2007	$34.88	200
Valence	6/19/2007	$34.90	700
Composite	6/20/2007	$34.06	45,000
Composite	6/20/2007	$34.24	5,000
Synoptic	6/20/2007	$33.99	100
Synoptic	6/20/2007	$34.01	(52)
Synoptic	6/20/2007	$34.04	100
Synoptic	6/20/2007	$34.06	(127)
Synoptic	6/20/2007	$34.11	(100)
Synoptic	6/20/2007	$34.16	200
Valence	6/20/2007	$33.97	700
Valence	6/20/2007	$33.98	600
Valence	6/20/2007	$33.99	2,800
Valence	6/20/2007	$34.00	1,100
Valence	6/20/2007	$34.01	4,500
Valence	6/20/2007	$34.02	2,000
Valence	6/20/2007	$34.03	400
Valence	6/20/2007	$34.04	3,000
Valence	6/20/2007	$34.05	3,500
Valence	6/20/2007	$34.06	900
Valence	6/20/2007	$34.07	2,100
Valence	6/20/2007	$34.08	1,800
Valence	6/20/2007	$34.09	1,100
Valence	6/20/2007	$34.10	200
Valence	6/20/2007	$34.11	1,000
Valence	6/20/2007	$34.12	300
Valence	6/20/2007	$34.13	600
Valence	6/20/2007	$34.14	300
Valence	6/20/2007	$34.15	3,352
Valence	6/20/2007	$34.16	400
Valence	6/20/2007	$34.17	300
Valence	6/20/2007	$34.19	1,900
Synoptic	6/21/2007	$34.51	(100)
Synoptic	6/21/2007	$34.73	(100)
Synoptic	6/21/2007	$34.77	300
Synoptic	6/21/2007	$34.79	100
Synoptic	6/21/2007	$34.80	(47)
Synoptic	6/21/2007	$34.82	(219)
Synoptic	6/21/2007	$34.84	100
Valence	6/21/2007	$34.44	1,536
Valence	6/21/2007	$34.49	571
Valence	6/21/2007	$34.50	500
Valence	6/21/2007	$34.51	1,400
Valence	6/21/2007	$34.53	1,400
Valence	6/21/2007	$34.54	1,700
Valence	6/21/2007	$34.56	1,200
Valence	6/21/2007	$34.58	1,000
Valence	6/21/2007	$34.59	900
Valence	6/21/2007	$34.60	1,400
Valence	6/21/2007	$34.61	800
Valence	6/21/2007	$34.63	387
Valence	6/21/2007	$34.64	2,700
Valence	6/21/2007	$34.65	2,000
Valence	6/21/2007	$34.66	900
Valence	6/21/2007	$34.67	300
Valence	6/21/2007	$34.68	400
Valence	6/21/2007	$34.69	1,100
Valence	6/21/2007	$34.72	1
Valence	6/21/2007	$34.74	1,000
Valence	6/21/2007	$34.75	1,600
Valence	6/21/2007	$34.76	1,200
Valence	6/21/2007	$34.77	200
Valence	6/21/2007	$34.78	300
Valence	6/21/2007	$34.79	100
Valence	6/21/2007	$34.80	700
Valence	6/21/2007	$34.81	1,900
Valence	6/21/2007	$34.82	800
Valence	6/21/2007	$34.84	1,200
Valence	6/21/2007	$34.85	500
Composite	6/22/2007	$34.12	100,000
Synoptic	6/22/2007	$34.14	65
Synoptic	6/22/2007	$34.16	(321)
Synoptic	6/22/2007	$34.40	(249)
Synoptic	6/22/2007	$34.44	51
Synoptic	6/22/2007	$34.50	287
Synoptic	6/22/2007	$34.51	(390)
Synoptic	6/22/2007	$34.53	(100)
Synoptic	6/22/2007	$34.54	200
Synoptic	6/22/2007	$34.56	400
Synoptic	6/22/2007	$34.66	(19)
Synoptic	6/22/2007	$34.67	(99)
Synoptic	6/22/2007	$34.71	74
Valence	6/22/2007	$34.10	1,200
Valence	6/22/2007	$34.13	700
Valence	6/22/2007	$34.15	3,700
Valence	6/22/2007	$34.16	1,200
Valence	6/22/2007	$34.17	700
Valence	6/22/2007	$34.18	1,400
Valence	6/22/2007	$34.19	100
Valence	6/22/2007	$34.20	600
Valence	6/22/2007	$34.21	500
Valence	6/22/2007	$34.23	400
Valence	6/22/2007	$34.25	200
Valence	6/22/2007	$34.27	300
Valence	6/22/2007	$34.35	800
Valence	6/22/2007	$34.41	1,300
Valence	6/22/2007	$34.43	1,600
Valence	6/22/2007	$34.45	2,026
Valence	6/22/2007	$34.46	1,100
Valence	6/22/2007	$34.48	1,100
Valence	6/22/2007	$34.50	4,220
Valence	6/22/2007	$34.51	800
Valence	6/22/2007	$34.52	1,500
Valence	6/22/2007	$34.53	400
Valence	6/22/2007	$34.54	629
Valence	6/22/2007	$34.57	1,200
Valence	6/22/2007	$34.58	1,400
Valence	6/22/2007	$34.61	700
Synoptic	6/25/2007	$34.08	100
Synoptic	6/25/2007	$34.09	(100)
Synoptic	6/25/2007	$34.13	(100)
Composite	6/26/2007	$35.01	(107,357)
Synoptic	6/26/2007	$34.40	(300)
Synoptic	6/26/2007	$34.85	300
Synoptic	6/26/2007	$34.88	100
Synoptic	6/26/2007	$34.94	154
Synoptic	6/26/2007	$34.95	222
Synoptic	6/26/2007	$35.00	124
Synoptic	6/26/2007	$35.04	100
Valence	6/26/2007	$34.83	500
Valence	6/26/2007	$34.84	1,696
Valence	6/26/2007	$34.85	2,400
Valence	6/26/2007	$34.88	1,682
Valence	6/26/2007	$34.89	1,500
Valence	6/26/2007	$34.92	1,300
Valence	6/26/2007	$34.93	1,400
Valence	6/26/2007	$34.94	2,300
Valence	6/26/2007	$34.95	1,600
Valence	6/26/2007	$34.96	1,300
Valence	6/26/2007	$34.97	1,800
Valence	6/26/2007	$34.98	3,200
Valence	6/26/2007	$34.99	1,500
Valence	6/26/2007	$35.00	7,255
Valence	6/26/2007	$35.01	2,800
Valence	6/26/2007	$35.02	1,100
Valence	6/26/2007	$35.03	100
Valence	6/26/2007	$35.04	2,800
Valence	6/26/2007	$35.05	1,200
Synoptic	6/27/2007	$33.91	(59)
Synoptic	6/27/2007	$33.93	100
Synoptic	6/27/2007	$33.99	200
Synoptic	6/27/2007	$34.00	100
Synoptic	6/27/2007	$34.01	(200)
Synoptic	6/27/2007	$34.02	100
Synoptic	6/27/2007	$34.04	(100)
Synoptic	6/27/2007	$34.04	100
Synoptic	6/27/2007	$34.05	(47)
Synoptic	6/27/2007	$34.19	300
Synoptic	6/27/2007	$34.22	(200)
Synoptic	6/27/2007	$34.23	(100)
Synoptic	6/27/2007	$34.60	(400)
Synoptic	6/27/2007	$34.73	(100)
Valence	6/27/2007	$33.79	100
Valence	6/27/2007	$33.80	7,500
Valence	6/27/2007	$33.81	1,100
Valence	6/27/2007	$33.83	1,700
Valence	6/27/2007	$33.86	1,300
Valence	6/27/2007	$33.90	4,000
Valence	6/27/2007	$33.92	700
Valence	6/27/2007	$33.93	400
Valence	6/27/2007	$33.94	700
Valence	6/27/2007	$33.95	2,800
Valence	6/27/2007	$33.96	800
Valence	6/27/2007	$33.97	500
Valence	6/27/2007	$33.99	4,600
Valence	6/27/2007	$34.00	4,800
Valence	6/27/2007	$34.01	4,900
Valence	6/27/2007	$34.02	3,700
Valence	6/27/2007	$34.03	2,510
Valence	6/27/2007	$34.04	1,900
Valence	6/27/2007	$34.05	4,600
Valence	6/27/2007	$34.07	1,600
Valence	6/27/2007	$34.08	1,900
Valence	6/27/2007	$34.12	300
Valence	6/27/2007	$34.14	3,100
Valence	6/27/2007	$34.16	1,800
Valence	6/27/2007	$34.17	1,600
Valence	6/27/2007	$34.18	5,600
Valence	6/27/2007	$34.19	4,700
Valence	6/27/2007	$34.20	1,600
Valence	6/27/2007	$34.21	800
Valence	6/27/2007	$34.22	1,100
Valence	6/27/2007	$34.23	1,900
Valence	6/27/2007	$34.24	1,590
Valence	6/27/2007	$34.25	1,200
Valence	6/27/2007	$34.26	900
Valence	6/27/2007	$34.27	100
Valence	6/27/2007	$34.28	700
Valence	6/27/2007	$34.29	2,000
Valence	6/27/2007	$34.30	1,500
Valence	6/27/2007	$34.31	900
Valence	6/27/2007	$34.32	600
Valence	6/27/2007	$34.33	1,500
Synoptic	6/28/2007	$34.08	(24)
Valence	6/28/2007	$33.89	125,000
Synoptic	6/29/2007	$34.29	113
Synoptic	6/29/2007	$34.38	32
Synoptic	6/29/2007	$34.44	148
Synoptic	6/29/2007	$34.45	(450)
Synoptic	6/29/2007	$34.63	(100)
Valence	6/29/2007	$34.09	800
Valence	6/29/2007	$34.15	1,100
Valence	6/29/2007	$34.18	1,500
Valence	6/29/2007	$34.31	(1,300)
Valence	6/29/2007	$34.44	100,000
Synoptic	7/2/2007	$34.41	(36)
Synoptic	7/2/2007	$34.46	(36)
Synoptic	7/2/2007	$34.46	56
Valence	7/2/2007	$34.38	50,000
Valence	7/2/2007	$34.42	100
Valence	7/2/2007	$34.49	400
Valence	7/2/2007	$34.51	600
Valence	7/2/2007	$34.53	2,630
Valence	7/2/2007	$34.55	600
Synoptic	7/3/2007	$34.87	183
Synoptic	7/3/2007	$34.88	56
Synoptic	7/3/2007	$35.02	84
Valence	7/3/2007	$34.86	1,000
Valence	7/3/2007	$34.87	400
Valence	7/3/2007	$34.88	2,300
Valence	7/3/2007	$34.90	1,300
Valence	7/3/2007	$34.97	1,000
Valence	7/3/2007	$34.98	3,200
Valence	7/3/2007	$34.99	2,300
Valence	7/3/2007	$35.00	1,500
Valence	7/3/2007	$35.01	400
Valence	7/3/2007	$35.02	2,900
Valence	7/3/2007	$35.03	3,200
Valence	7/3/2007	$35.04	400
Valence	7/3/2007	$35.06	1,600
Valence	7/3/2007	$35.07	1,000
Synoptic	7/5/2007	$34.43	(2)
Synoptic	7/5/2007	$34.61	100
Synoptic	7/5/2007	$34.71	(24)
Synoptic	7/5/2007	$34.88	(372)
Valence	7/5/2007	$34.42	2,800
Valence	7/5/2007	$34.48	1,600
Valence	7/5/2007	$34.50	600
Valence	7/5/2007	$34.52	2,400
Valence	7/5/2007	$34.53	500
Valence	7/5/2007	$34.59	2,300
Valence	7/5/2007	$34.61	400
Valence	7/5/2007	$34.63	1,800
Valence	7/5/2007	$34.65	2,100
Valence	7/5/2007	$34.66	2,918
Valence	7/5/2007	$34.67	600
Valence	7/5/2007	$34.68	800
Valence	7/5/2007	$34.69	800
Valence	7/5/2007	$34.70	500
Valence	7/5/2007	$34.71	100
Valence	7/5/2007	$34.72	1,800
Valence	7/5/2007	$34.73	1,500
Valence	7/5/2007	$34.74	3,200
Valence	7/5/2007	$34.75	530
Valence	7/5/2007	$34.77	400
Valence	7/5/2007	$34.82	800
Valence	7/5/2007	$34.83	1,000
Valence	7/5/2007	$34.84	1,700
Valence	7/5/2007	$34.85	124
Valence	7/5/2007	$34.89	700
Valence	7/5/2007	$34.90	1,000
Valence	7/5/2007	$34.99	2,600
Valence	7/5/2007	$35.01	500
Valence	7/5/2007	$35.03	1,000
Valence	7/5/2007	$35.04	400
Synoptic	7/6/2007	$34.47	56
Valence	7/6/2007	$34.26	1,700
Valence	7/6/2007	$34.30	800
Valence	7/6/2007	$34.31	2,400
Valence	7/6/2007	$34.33	900
Valence	7/6/2007	$34.34	1,300
Valence	7/6/2007	$34.36	500
Valence	7/6/2007	$34.38	1,400
Valence	7/6/2007	$34.39	2,267
Valence	7/6/2007	$34.40	2,800
Valence	7/6/2007	$34.41	1,900
Valence	7/6/2007	$34.42	2,000
Valence	7/6/2007	$34.43	800
Valence	7/6/2007	$34.45	1,727
Valence	7/6/2007	$34.46	1,000
Valence	7/6/2007	$34.47	800
Valence	7/6/2007	$34.48	700
Valence	7/6/2007	$34.49	600
Valence	7/6/2007	$34.52	1,400
Valence	7/6/2007	$34.53	200
Valence	7/6/2007	$34.55	300
Valence	7/6/2007	$34.58	500
Valence	7/6/2007	$34.59	1,700
Synoptic	7/9/2007	$34.63	100
Synoptic	7/9/2007	$34.69	63
Synoptic	7/9/2007	$34.73	30
Valence	7/9/2007	$34.52	443
Valence	7/9/2007	$34.57	1,000
Valence	7/9/2007	$34.58	600
Valence	7/9/2007	$34.59	700
Valence	7/9/2007	$34.60	2,700
Valence	7/9/2007	$34.61	1,500
Valence	7/9/2007	$34.62	1,200
Valence	7/9/2007	$34.63	5,300
Valence	7/9/2007	$34.65	1,600
Valence	7/9/2007	$34.66	1,529
Valence	7/9/2007	$34.68	1,100
Valence	7/9/2007	$34.69	2,000
Valence	7/9/2007	$34.71	5,200
Valence	7/9/2007	$34.72	1,800
Valence	7/9/2007	$34.73	2,090
Valence	7/9/2007	$34.74	2,000
Valence	7/9/2007	$34.76	1,300
Valence	7/9/2007	$34.77	100
Valence	7/9/2007	$34.78	900
Valence	7/9/2007	$34.80	1,200
Valence	7/9/2007	$34.82	2,900
Synoptic	7/10/2007	$34.58	(86)
Valence	7/10/2007	$34.46	600
Valence	7/10/2007	$34.57	1,200
Valence	7/10/2007	$34.58	600
Valence	7/10/2007	$34.62	1,000
Valence	7/10/2007	$34.73	1,700
Valence	7/10/2007	$34.78	1,700
Valence	7/10/2007	$34.79	700
Valence	7/10/2007	$34.80	200
Valence	7/10/2007	$34.81	700
Valence	7/10/2007	$34.85	400
Valence	7/10/2007	$34.86	400
Valence	7/10/2007	$34.87	1,200
Valence	7/10/2007	$34.88	1,800
Valence	7/10/2007	$34.91	400
Valence	7/10/2007	$34.95	600
Valence	7/10/2007	$34.96	700
Valence	7/10/2007	$34.97	300
Valence	7/10/2007	$35.00	2,600
Valence	7/10/2007	$35.04	2,100
Valence	7/10/2007	$35.06	400
Valence	7/10/2007	$35.07	300
Valence	7/10/2007	$35.09	1,100
Valence	7/10/2007	$35.10	2,300
Valence	7/10/2007	$35.11	300
Valence	7/10/2007	$35.12	1,300
Valence	7/10/2007	$35.13	2,700
Valence	7/10/2007	$35.15	3,200
Valence	7/10/2007	$35.16	2,800
Valence	7/10/2007	$35.17	2,100
Valence	7/10/2007	$35.18	1,100
Composite	7/11/2007	$34.70	(25,000)
Composite	7/11/2007	$34.72	(16,080)
Composite	7/11/2007	$34.73	(16,532)
Synoptic	7/11/2007	$34.59	(89)
Synoptic	7/11/2007	$34.64	(227)
Synoptic	7/11/2007	$34.68	(459)
Synoptic	7/11/2007	$34.68	100
Synoptic	7/11/2007	$34.69	(83)
Synoptic	7/11/2007	$34.70	137
Synoptic	7/11/2007	$34.71	300
Synoptic	7/11/2007	$34.72	204
Synoptic	7/11/2007	$34.73	21
Synoptic	7/11/2007	$34.74	300
Valence	7/11/2007	$34.50	290
Valence	7/11/2007	$34.51	900
Valence	7/11/2007	$34.54	700
Valence	7/11/2007	$34.57	1,700
Valence	7/11/2007	$34.58	500
Valence	7/11/2007	$34.60	2,200
Valence	7/11/2007	$34.61	200
Valence	7/11/2007	$34.62	1,400
Valence	7/11/2007	$34.64	500
Valence	7/11/2007	$34.66	400
Valence	7/11/2007	$34.67	2,564
Valence	7/11/2007	$34.68	3,100
Valence	7/11/2007	$34.69	7,600
Valence	7/11/2007	$34.70	1,200
Valence	7/11/2007	$34.71	1,800
Valence	7/11/2007	$34.72	2,100
Valence	7/11/2007	$34.73	3,000
Valence	7/11/2007	$34.74	1,000
Valence	7/11/2007	$34.78	200
Valence	7/11/2007	$34.79	300
Composite	7/12/2007	$33.50	35,000
Composite	7/12/2007	$33.52	13,574
Composite	7/12/2007	$33.54	2,586
Composite	7/12/2007	$33.64	15,000
Composite	7/12/2007	$33.70	30,000
Composite	7/12/2007	$33.78	800
Composite	7/12/2007	$33.87	11,800
Composite	7/12/2007	$33.95	20,315
Composite	7/12/2007	$33.99	3,461
DESIM LLC	7/12/2007	$33.48	500
DESIM LLC	7/12/2007	$33.50	300
DESIM LLC	7/12/2007	$33.51	200
DESIM LLC	7/12/2007	$33.52	600
Synoptic	7/12/2007	$32.78	(100)
Synoptic	7/12/2007	$32.80	(16)
Synoptic	7/12/2007	$32.96	200
Synoptic	7/12/2007	$33.10	400
Synoptic	7/12/2007	$33.25	(379)
Synoptic	7/12/2007	$33.48	(200)
Synoptic	7/12/2007	$33.50	(20)
Synoptic	7/12/2007	$33.57	(208)
Synoptic	7/12/2007	$33.59	(136)
Synoptic	7/12/2007	$33.65	100
Synoptic	7/12/2007	$33.70	(100)
Synoptic	7/12/2007	$33.75	(100)
Synoptic	7/12/2007	$33.75	31
Synoptic	7/12/2007	$33.85	600
Synoptic	7/12/2007	$33.98	61
Synoptic	7/12/2007	$34.16	100
Valence	7/12/2007	$33.52	39,300
Valence	7/12/2007	$33.62	4,715
Valence	7/12/2007	$33.64	15,000
Valence	7/12/2007	$33.67	50,000
Valence	7/12/2007	$33.88	3,827
Valence	7/12/2007	$34.00	50,000
Valence	7/12/2007	$34.70	(36,352)
Valence	7/12/2007	$34.70	36,352
Synoptic	7/13/2007	$34.11	100
Synoptic	7/13/2007	$34.17	(441)
Synoptic	7/13/2007	$34.18	15
Synoptic	7/13/2007	$34.26	(293)
Synoptic	7/13/2007	$34.27	(121)
Synoptic	7/13/2007	$34.28	(29)
Synoptic	7/13/2007	$34.39	(100)
Valence	7/13/2007	$34.01	1,500
Valence	7/13/2007	$34.07	25,000
Synoptic	7/16/2007	$34.08	200
Synoptic	7/16/2007	$34.26	(200)
Synoptic	7/16/2007	$34.28	(13)
Synoptic	7/16/2007	$34.32	100
Synoptic	7/16/2007	$34.34	(100)
Synoptic	7/16/2007	$34.42	39
Synoptic	7/16/2007	$34.45	33
Synoptic	7/16/2007	$34.46	65
Synoptic	7/16/2007	$34.47	62
Valence	7/16/2007	$33.94	200
Valence	7/16/2007	$33.95	2,630
Valence	7/16/2007	$34.14	4,983
Synoptic	7/17/2007	$34.15	15
Synoptic	7/17/2007	$34.20	40
Synoptic	7/17/2007	$34.32	(329)
Synoptic	7/17/2007	$34.35	283
Synoptic	7/17/2007	$34.43	(100)
Synoptic	7/17/2007	$34.45	(48)
Valence	7/17/2007	$34.19	2,100
Valence	7/17/2007	$34.20	1,100
Valence	7/17/2007	$34.21	900
Valence	7/17/2007	$34.23	2,700
Valence	7/17/2007	$34.24	3,100
Valence	7/17/2007	$34.25	4,900
Valence	7/17/2007	$34.26	2,200
Valence	7/17/2007	$34.27	900
Valence	7/17/2007	$34.28	18,000
Valence	7/17/2007	$34.29	1,200
Valence	7/17/2007	$34.30	800
Valence	7/17/2007	$34.31	800
Valence	7/17/2007	$34.32	25,700
Valence	7/17/2007	$34.42	25,000
Synoptic	7/18/2007	$33.70	105
Synoptic	7/18/2007	$33.87	400
Synoptic	7/18/2007	$34.03	75
Valence	7/18/2007	$33.91	139,000
Synoptic	7/19/2007	$33.93	(267)
Synoptic	7/19/2007	$33.94	(12)
Synoptic	7/19/2007	$33.97	54
Synoptic	7/19/2007	$33.99	133
Synoptic	7/19/2007	$34.00	22
Synoptic	7/19/2007	$34.04	(546)
Synoptic	7/19/2007	$34.04	481
Synoptic	7/19/2007	$34.07	19
Synoptic	7/19/2007	$34.19	(300)
Synoptic	7/19/2007	$34.19	430
Valence	7/19/2007	$33.85	50,000
Valence	7/19/2007	$34.03	25,000
Valence	7/19/2007	$34.17	1,700
Composite	7/20/2007	$33.66	75,000
Synoptic	7/20/2007	$33.59	100
Synoptic	7/20/2007	$33.61	(19)
Synoptic	7/20/2007	$33.66	32
Synoptic	7/20/2007	$33.69	511
Synoptic	7/20/2007	$33.70	(142)
Synoptic	7/20/2007	$33.71	(420)
Synoptic	7/20/2007	$33.72	(226)
Valence	7/20/2007	$33.77	120,000
Synoptic	7/23/2007	$33.91	(100)
Synoptic	7/23/2007	$34.01	(185)
Synoptic	7/23/2007	$34.10	(1)
Synoptic	7/23/2007	$34.11	(14)
Synoptic	7/23/2007	$34.18	(100)
Synoptic	7/23/2007	$34.27	(200)
Synoptic	7/23/2007	$34.33	(5)
Synoptic	7/23/2007	$34.48	(13)
Synoptic	7/23/2007	$34.50	397
Synoptic	7/23/2007	$34.51	445
Synoptic	7/23/2007	$34.58	425
Valence	7/23/2007	$33.85	27,500
Valence	7/23/2007	$33.87	3,500
Valence	7/23/2007	$34.00	25,000
Valence	7/23/2007	$34.01	25,000
Valence	7/23/2007	$34.05	25,000
Valence	7/23/2007	$34.08	25,000
Valence	7/23/2007	$34.12	25,000
Valence	7/23/2007	$34.13	25,000
Valence	7/23/2007	$34.15	101,891
Composite	7/24/2007	$33.43	4,000
Composite	7/24/2007	$33.59	7,500
Composite	7/24/2007	$33.61	2,255
Composite	7/24/2007	$33.64	2,380
Composite	7/24/2007	$33.65	439
Composite	7/24/2007	$33.66	4,190
Composite	7/24/2007	$33.67	2,748
Composite	7/24/2007	$33.70	100
Composite	7/24/2007	$33.71	200
Composite	7/24/2007	$33.72	2,971
Composite	7/24/2007	$33.73	14,678
Composite	7/24/2007	$33.69	2,187
Composite	7/24/2007	$33.68	1,352
Composite	7/24/2007	$33.72	3,552
Composite	7/24/2007	$33.75	1,448
Valence	7/24/2007	$33.36	2,720
Valence	7/24/2007	$33.37	100
Valence	7/24/2007	$33.38	4,749
Valence	7/24/2007	$33.39	1,600
Valence	7/24/2007	$33.54	5,000
Valence	7/24/2007	$33.59	7,500
Valence	7/24/2007	$33.60	2,100
Valence	7/24/2007	$33.61	2,974
Valence	7/24/2007	$33.62	6,460
Valence	7/24/2007	$33.63	17,028
Valence	7/24/2007	$33.64	9,678
Valence	7/24/2007	$33.65	28,782
Valence	7/24/2007	$33.66	3,242
Valence	7/24/2007	$33.67	9,952
Valence	7/24/2007	$33.68	5,015
Valence	7/24/2007	$33.69	2,943
Valence	7/24/2007	$33.70	10,400
Valence	7/24/2007	$33.71	1,937
Valence	7/24/2007	$33.72	4,200
Valence	7/24/2007	$33.73	14,780
Valence	7/24/2007	$33.74	1,900
Valence	7/24/2007	$33.75	800
Valence	7/24/2007	$33.76	(1,200)
Valence	7/24/2007	$33.76	2,500
Valence	7/24/2007	$33.77	5,999
Valence	7/24/2007	$33.78	575
Valence	7/24/2007	$33.80	81,900
Valence	7/24/2007	$33.81	100
Valence	7/24/2007	$33.84	6,866
Valence	7/24/2007	$33.85	58,200
Synoptic	7/24/2007	$33.37	100
Synoptic	7/24/2007	$33.54	561
Synoptic	7/24/2007	$33.84	(313)
Synoptic	7/24/2007	$33.90	(298)
Valence	7/25/2007	$33.80	264
Valence	7/25/2007	$33.81	400
Valence	7/25/2007	$33.82	200
Valence	7/25/2007	$33.83	200
Valence	7/25/2007	$33.85	300
Valence	7/25/2007	$33.87	1,100
Valence	7/25/2007	$33.88	700
Valence	7/25/2007	$33.89	200
Valence	7/25/2007	$33.90	1,690
Valence	7/25/2007	$33.92	635
Valence	7/25/2007	$33.95	3,011
Valence	7/25/2007	$33.96	10,800
Valence	7/25/2007	$33.97	2,497
Valence	7/25/2007	$33.98	500
Valence	7/25/2007	$33.99	2,035
Valence	7/25/2007	$34.00	25,000
Valence	7/25/2007	$34.01	37,900
Valence	7/25/2007	$34.03	400
Valence	7/25/2007	$34.04	1,570
Valence	7/25/2007	$34.05	5,485
Valence	7/25/2007	$34.06	400
Valence	7/25/2007	$34.06	5,754
Valence	7/25/2007	$34.07	1,600
Valence	7/25/2007	$34.08	957
Valence	7/25/2007	$34.09	11,090
Valence	7/25/2007	$34.10	61,566
Valence	7/25/2007	$34.11	2,146
Valence	7/25/2007	$34.13	700
Valence	7/25/2007	$34.15	21,300
Synoptic	7/25/2007	$33.92	(45)
Synoptic	7/25/2007	$33.95	(314)
Synoptic	7/25/2007	$34.03	(10)
Synoptic	7/25/2007	$34.06	94
Synoptic	7/25/2007	$34.07	(200)
Synoptic	7/25/2007	$34.08	100
Synoptic	7/25/2007	$34.09	(240)
Valence	7/26/2007	$33.43	2,400
Valence	7/26/2007	$33.44	1,500
Valence	7/26/2007	$33.45	10,265
Valence	7/26/2007	$33.46	300
Valence	7/26/2007	$33.47	400
Valence	7/26/2007	$33.48	3,300
Valence	7/26/2007	$33.51	200
Valence	7/26/2007	$33.52	940
Valence	7/26/2007	$33.53	4,860
Valence	7/26/2007	$33.54	1,765
Valence	7/26/2007	$33.55	15,731
Valence	7/26/2007	$33.62	17,590
Synoptic	7/26/2007	$33.52	7
Synoptic	7/26/2007	$33.55	903
Synoptic	7/26/2007	$33.57	(100)
Synoptic	7/26/2007	$33.57	6
Synoptic	7/26/2007	$33.58	(195)
Synoptic	7/26/2007	$33.58	80
Synoptic	7/26/2007	$33.61	145
Synoptic	7/26/2007	$33.69	(41)

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Valence has sold and purchased listed put option contracts, based upon the value of the Common Shares.  In addition to the Common Shares that it beneficially owns without reference to these contracts, Valence currently has long economic exposure to 29,500 Common Shares and short economic exposure to 1,000 Common Shares through such contracts.  These contracts do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatory hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatory hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 27, 2007.

Exhibit 4	Letter to the Issuer from the Reporting Persons, dated July 27, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:                      July 27, 2007

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.
By:	D.E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Anne Dinning
Name: Anne Dinning
Title: Managing Director

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/Anne Dinning
Name: Anne Dinning
Title: Managing Director

D. E. SHAW COMPOSITE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Anne Dinning
Name: Anne Dinning
Title: Managing Director

D. E. SHAW INVESTMENT MANAGEMENT, L.L.C.
By:	D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/Anne Dinning
Name: Anne Dinning
Title: Managing Director

D. E. SHAW & Co., L.L.C.

By:	/s/Anne Dinning
Name: Anne Dinning
Title: Managing Director

D. E. SHAW & Co., L.P.

By:	/s/Anne Dinning
Name: Anne Dinning
Title: Managing Director

DAVID E. SHAW

By:	/s/Anne Dinning
Name: Anne Dinning
Title: Managing Director